Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259833

PROSPECTUS SUPPLEMENT No. 4

February 28, 2022

(To Prospectus dated October 1, 2021)

NUTRIBAND INC.

1,056,000 Units, Each Consisting of One Share of Common Stock and a

Warrant to Purchase One Share of Common Stock

    This prospectus supplement further supplements and updates the prospectus dated October 1, 2021, relating to our offering through underwriters of 1,056,000 units (each a “Unit”), each Unit consisting of one share of common stock, par value $0.001 per share, and one warrant (each a “Warrant”) at a price of $6.25 per Unit. Each Warrant is immediately exercisable, will entitle the holder to purchase one share of common stock at an exercise price of $7.50 and will expire three (3) years from the date of issuance. The shares of common stock and Warrants may be transferred separately immediately upon issuance. The public offering price per share of common stock was determined by us at the time of pricing. All of the shares included in this offering are being sold by us.

    This prospectus supplement incorporates into such prospectus the information (other than information that is furnished and not deemed filed) contained in our attached: Current Report on Form 8-K, filed January 27, 2022, filed as Annex 1 hereto.

    Our common stock trades on The Nasdaq Capital Market under the ticker symbol “NTRB” and our warrants trade on the Nasdaq under the ticker symbol “NTRBW”. On February 25, 2022, the closing sale price of our common stock as reported by Nasdaq was $4.15 per share and the closing price of our warrants was $2.71 per warrant.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 28, 2022

ANNEX 1

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 18, 2022

Nutriband, Inc.

Nevada	000-55654	81-1118176
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 S. Orange Ave. Suite 1500 Orlando, Florida	32801
(Address of Principal Executive Offices)	(Zip Code)

(407) 377-6695

Registrant’s Telephone Number, Including Area Code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	NTRB	The Nasdaq Stock Market LLC
Warrants	NTRBW	The Nasdaq Stock Market LLC

Item 5.02. Departure of directors or certain officers; election of directors; appointment of certain officers; compensatory arrangements of certain officers.

On January 21, 2022, at the annual meeting of our Board of Directors immediately following the Annual Meeting of Stockholders, Serguei Melnik, a Board member, President and Secretary of the Company, was also appointed Chairman of the Board.

Newly-Elected Member of Our Board of Directors

Irina Gram-Contulescu, 34, was elected as a director of the Company at the January 21, 2022 stockholders meeting. Irina is a new member of our Board, and is a Senior Financial Analyst at Thales IFEC, Melbourne, Florida. There she is responsible for financial planning, analysis and risk and opportunities reviews of multiple development and customer programs. From 2016 to 2017, she was a Project Engineering Coordinator at Thales IFEC, where she executed budgeting and forecasting activities with specialized focus on SFRD spending, interfaced with engineering team to monitor and report the performance of the financial impact of projects. From 2013 to 2016, she held various project management, accounting and reporting positions with Siemens Building Technology, Inc., Winter Park, Florida. She received a Bachelor’s Degree in Finance from the University of Central Florida, Orlando, Florida, where she graduated in May 2015, with honors, and received a Masters in Business Administration from the University of Central Florida, Orlando, Florida, in May 2019.

Issuance of Stock Options to Directors and Management

On January 21, 2022, the newly-elected Board of Directors approved the following option grants and the issuance of Option Award Agreements with respect thereto to officers and directors as set forth in the table below, following stockholder approval of the Company’s 2021 Employee Stock Option Plan.

Name	Number of Shares	Per Share Exercise Price	Consideration

Serguei Melnik	20,000	$5.34	Services rendered in fiscal 2021
Gareth Sheridan	20,000	$5.34	Services rendered in fiscal 2021
Gerald Goodman	10,000	$4.85	Services rendered in fiscal 2021
Patrick Ryan	10,000	$4.85	Services rendered in fiscal 2021
Larry Dillaha	10,000	$4.85	Services rendered in fiscal 2021
Jeff Patrick	10,000	$4.85	Services rendered in fiscal 2021
Mike Myer	10,000	$4.85	Services rendered in fiscal 2021
Sean Gallagher	10,000	$4.85	Services rendered in fiscal 2021
Mark Hamilton	9,000	$4.85	Services rendered in fiscal 2021
Radu Bujoreanu	8,000	$4.85	Services rendered in fiscal 2021
Stefanie Mancas	6,500	$4.85	Services rendered in fiscal 2021
Steve Damon	5,000	$4.85	Services rendered in fiscal 2021
Vsevolod Grigore Director	5,000	$4.85	Services rendered in fiscal 2021
Tyler Overk	10,000	$4.85	Services rendered in fiscal 2021
Diana Mather	10,000	$4.85	Services rendered in fiscal 2021
Alan Smith	10,000	$4.85

Employment Agreements with Company Officers

On January 21, 2022, the Board of Directors of the Company approved Employment Agreements with Gareth Sheridan, our Chief Executive Officer, Serguei Melnik, our President and Gerald Goodman, the Company’s Chief Financial Officer.

Each of the three Employment Agreements is effective February 1, 2022, for an initial term of three years, and the term is automatically extended for additional one-year periods if neither party gives notice of termination at least 90 days prior to the end of the initial term or any current additional one-year term.

The Employment Agreements with Mr. Sheridan and Mr. Melnik each provide for a base salary of $250,000 per year, and the Employment Agreement with Mr. Goodman provides for a base salary of $210,000.

The Employment Agreements provide for incentive payments as established by the Board of Directors, and the Employment Agreements with Mr. Sheridan and Mr. Melnik provide for a performance bonus as follows:

Net Operating Profit Before Income Taxes	Performance Bonus

On the First $10 Million	3.5%

On the Next $40 Million	3.5%

On the Next $50 Million	3.0%

On all Amounts Over $100 Million	2.5%

Each of the Employment Agreements contains similar provisions for discharge for ”cause”, including breach of the Employment Agreement or specified detrimental conduct by the employee, in which cases accrued compensation would payable as provided in the Employment Agreements.  The Agreements also provide for termination by the executives for “good reason”, comprising events such as breach of the Agreement by the Company, assignment of duties inconsistent with the Executive’s position, or in the event of a change in control of the Company. In the event of a termination by the Company without cause, or by the executive for “good reason”, the Company is required to pay to the Executive in a lump sum in cash within 30 days after the date of termination the aggregate of the following amounts:

A. the sum of (1) the executive’s annual minimum salary through the date of termination to the extent not theretofore paid, (2) any annual incentive payment earned by the executive for a prior period to the extent not theretofore paid and not theretofore deferred, (3) any annual performance bonus payment earned by the executive for a prior period to the extent not theretofore paid and not theretofore deferred, (4) any accrued and unused  vacation pay, and (5) any business expenses incurred by the executive that are unreimbursed as of the date of termination;

B. The product of (1) the performance bonus payment and (2) a fraction, the numerator of which is the number of days that have elapsed in the fiscal year of the Company in which the date of termination occurs as of the date of termination, and the denominator of which is 365;

C. the amount equal to the sum of (1) three (3) times the executive’s annual minimum salary; (2) one (1) times the performance bonus payment and (3) one (1) times the incentive payment;

D. In the event executive is not fully vested in any retirement benefits with the Company from pension, profit sharing or any other qualified or non-qualified retirement plan, the difference between the amounts executive would have been paid if he or she had been vested on the date his/her employment was terminated and the amounts paid or owed to the executive pursuant to such retirement plans;

E. The product of (1) the incentive payment and (2) a fraction, the numerator of which is the number of days that have elapsed in the fiscal year of the Company in which the date of termination occurs as of the date of termination, and the denominator of which is 365; and

F. If applicable, the present value of the amount equal to the sum of five (5) years’ Performance Bonus pay with such amount being calculated based on the Performance Bonus paid to the Employee the year prior to Termination.

In addition, all stock options and warrants outstanding as of the date of termination and held by the executive shall vest in full and become immediately exercisable for the remainder of their full term; all restricted stock shall no longer be restricted to the extent permitted by law, and the Company will use its best efforts, at its sole cost to register such restricted stock as expeditiously as possible.

The Employment Agreements of Mr. Sheridan and Mr. Melnik provide that, to the extent any payment under the Employment Agreement to the executive is subject to the excise tax imposed by section 4999 of the Internal Revenue Code, the executive is entitled to a gross-up payment from the Company to reimburse the executive for additional federal, state and local taxes imposed on executive by reason of the excise tax and the Company’s payment of the initial taxes on such amount. The Company is also required to bear the costs and expenses of any proceeding with any taxing authority in connection with the imposition of any such excise tax.

FOR THE FULL TERMS OF THE EMPLOYMENT AGREEMENTS WITH OUR EXECUTIVE OFFICERS, PLEASE REFER TO THE COPIES OF THE AGREEMENTS FILED AS EXHIBITS WITH THIS REPORT.

Item 5.03. Amendment to Articles of Incorporation and By-Laws.

On January 21, 2022, Company’s Board of Directors approved amendments to our By-Laws which are set forth in Amended and Restated By-Laws that provide for the office of a Chief Executive Officer, who would have general and active management of the business of the Corporation and see that all orders and resolutions of the Board of Directors are carried into effect. He or she would execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation, and would perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

The functions and duties of the President were amended to provide that the President shall be the Chief Operating Officer of the Corporation, unless another officer is designated for that position, and shall, in the absence of the Chief Executive Officer, or in the event of his or her refusal or inability to act, perform the duties and exercise the powers of the Chief Executive Officer, and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

The Board also amended Article II, Section 1, of the By-Laws to provide that the annual meeting of the stockholders of the Corporation shall be held within twelve, rather than six, months after the close of the fiscal year of the Corporation, for the purpose of electing Directors, and transacting such other business as may properly come before the meeting.

Item 5.07 Submission of Matters to a Vote of Security Holders.

The Company’s 2021 Annual Meeting of Stockholders was held on January 21, 2022, in Orlando, Florida. At the meeting, three proposals were on the agenda for approval by the Company’s stockholders: election of 6 directors, ratification of the engagement of Sadler, Gibb & Associates, LLC as the Company’s independent audit firm for fiscal 2021, and approval of the Company’s 2021 Employee Stock Option Plan. The results of the stockholder votes on each of these proposals is set forth below.

Proposal One – Election of Directors

Proposal 1

Proposal One. At the 2021 Annual Meeting, the stockholders elected the six candidates nominated by the Company’s Board of Directors to serve as directors for one-year terms, each until his or her successor is duly elected.

The table below presents the results of the election:

	FOR	WITHHELD	BROKER NON-VOTE
Gareth Sheridan	4,716,015	1,246	31,295
Serguei Melnik	4,715,016	1,245	31,295
Mark Hamilton	4,702,518	14,743	31,295
Radu Bujorneanu	4,702,518	15,743	31,295
Stefanie Mancas	4,701,518	15,743	31,295
Irina Gram	4,608,335	-0-	-0-

Proposal Two – Ratification of Selection of Independent Public Registered Accounting Firm

The stockholders ratified the appointment of Sadler, Gibb & Associates, LLC as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2021. The results of such vote were:

Votes For	Votes Against	Votes Abstain	Broker Non-Vote
5,002,498	4	8,835	18,849

Proposal Three – Approval of the 2021 Employee Stock Option Plan

The stockholders voted to approve the Company’s 2021 Employee Stock Option Plan, with the results set forth below:

Votes For	Votes Against	Votes Abstain	Broker Non-Vote
4,717,470	17,165	1,475	294,076

Item 7.01. Regulation FD Disclosure.

See attached Press Release issued January 18, 2022, concerning expansion of the Company’s product pipeline.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit No.	Description

3.2A	Amended and Restated By-Laws of Nutriband Inc. adopted January 21, 2022
10.27	Employment Agreement, effective as of February 1, 2022, between the Company and Gareth Sheridan.
10.28	Employment Agreement, effective as of February 1, 2022, between the Company and Serguei Melnik.
10.29	Employment Agreement, effective as of February 1, 2022, between the Company and Gerald Goodman.
99.1	Nutriband Press Release dated January 18, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

NUTRIBAND, INC.

Date: January 27, 2022	By:	/s/ Gareth Sheridan
R: Gareth Sheridan
Chief Executive Officer